Exhibit 99.1

Yingli Green Energy Wins 233 MW of Solar PV Projects in Algeria

BAODING, China, December 16th, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar”, today announced that its wholly-owned subsidiary, Yingli Energy (China) Company Limited (“Yingli China”), together with Sinohydro Corporation Limited and Hydrochina Corporation (“Hydrochina”), formed a three-party Consortium (“Consortium”) to win 233 megawatts of PV projects in Algeria. The projects will be developed by Shariket el Kahraba wa el Taket el Moutadiadida (SKTM), a wholly-owned subsidiary of Sonelgaz (National Society for Electricity and Gas), which is in charge of electricity and natural gas distribution in Algeria.

Sinohydro Corporation Limited is a subsidiary of Sinohydro Group Ltd, a global enterprise headquartered in China that runs diversified businesses from water conservancy and hydropower construction to project financing, design, implementation and operation. Hydrochina is the only large enterprise to provide comprehensive technical services in hydropower, water resources, and wind power development in China.

In October 2013, Yingli China formed the three-party Consortium to participate in the bidding of SKTM’s Algerian PV projects, which consist of four separate installations, totaling 318 MWs. The Consortium received the winning bid notice this month for 233 MW in total. The Consortium will take responsibility for the design and construction of the projects. Project construction will begin in January, 2014, and is expected to be completed within 8 months.

“Given its competitive strength and reliable solution among other competitors, the Consortium won the largest portion of our whole program. Those projects will help us to relieve the pressure of power supply in Algeria to some extent after being put into operation. We are looking forward to further strengthening the cooperation with Yingli in the future,” commented by Mr. Chahar Boulakhras, Chairman of SKTM.

“We are very pleased to win these projects, and thank our Consortium partners for all their great efforts,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“The cooperation with Sinohydro and Hydrochina marks a new approach to PV project development in China, and we’re excited to be at the forefront of this initiative. We look forward to working together with even more partners to discover new business development methods.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information about Yingli Green Energy, please contact:

In China

Qing Miao
Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch